UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(AMENDMENT No. 1)

INSTACARE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

14166U104

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mercator Momentum Fund, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,021,912(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,021,912(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,021,912(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON PN
(1)The terms of both the common stock purchase warrants and the non-voting shares of Series C Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”) provide that the warrants cannot be exercised, and the shares of Series C Preferred Stock cannot be converted if, following the exercise/conversion, any of Mercator Momentum, Monarch Pointe Fund, Ltd. or M.A.G. Capital, LLC would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since Mercator Momentum would beneficially own more than 9.99% as of December 31, 2006 if all of its warrants were exercised and all of its shares of Series C Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum could acquire without exceeding the foregoing 9.99% limits.

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CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Monarch Pointe Fund, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,021,912(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,021,912(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,021,912(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON CO
(1)The terms of both the common stock purchase warrants and the non-voting shares of Series C Preferred Stock owned by Monarch Pointe Fund, Ltd. (“MPF”) provide that the warrants cannot be exercised, and the shares of Series C Preferred Stock cannot be converted if, following the exercise/conversion, any of MPF, Mercator Momentum Fund, L.P. or M.A.G. Capital, LLC would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since MPF would beneficially own more than 9.99% as of December 31, 2006 if all of its warrants were exercised and all of its shares of Series C Preferred Stock were converted, this Statement only includes the number of shares that MPF could acquire without exceeding the foregoing 9.99% limits.

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CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON M.A.G. Capital, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,021,912(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,021,912(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,021,912(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IA
(1)The terms of both the common stock purchase warrants and the non-voting shares of Series C Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”) and Monarch Pointe Fund, Ltd. (“MPF”) provide that the warrants cannot be exercised, and the shares of Series C Preferred Stock cannot be converted if, following the exercise/conversion, any of Mercator Momentum, MPF or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of Mercator Momentum and MPF would beneficially own more than 9.99% as of December 31, 2006 if all of their warrants were exercised and all of their shares of Series C Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum and/or MPF could acquire without exceeding the foregoing 9.99% limits. All of the shares included in this Statement are owned by Mercator Momentum and MPF, and MAG does not own any shares.

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CUSIP NO. 14166U104

1.	NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David F. Firestone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
		5.	SOLE VOTING POWER 0

		6.	SHARED VOTING POWER 1,021,912(1)

		7.	SOLE DISPOSITIVE POWER 0

		8.	SHARED DISPOSITIVE POWER 1,021,912(1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON. 1,021,912(1)

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%

12.	TYPE OF REPORTING PERSON IN
(1)The terms of both the common stock purchase warrants and the non-voting shares of Series C Preferred Stock owned by Mercator Momentum Fund, L.P. (“Mercator Momentum”) and Monarch Pointe Fund, Ltd. (“MPF”) provide that the warrants cannot be exercised, and the shares of Series C Preferred Stock cannot be converted if, following the exercise/conversion, any of Mercator Momentum, MPF or M.A.G. Capital, LLC (“MAG”) would beneficially own more than 9.99% of the Issuer’s outstanding common stock. Since each of Mercator Momentum and MPF would beneficially own more than 9.99% as of December 31, 2006 if all of their warrants were exercised and all of their shares of Series C Preferred Stock were converted, this Statement only includes the number of shares that Mercator Momentum and/or MPF could acquire without exceeding the foregoing 9.99% limits. All of the shares included in this Statement are owned by Mercator Momentum and MPF, and David Firestone does not own any shares.

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This statement is hereby amended and restated in its entirety as follows:

Item 1(a). Name of Issuer.

The name of the issuer is Instacare Corp. (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices.

The address of the Issuer’s principal executive office is 2200 SW 10TH St., Deerfield, Michigan 33442.

Item 2(a). Name of Person Filing.

Mercator Momentum Fund, L.P. (“Momentum Fund”)

M.A.G. Capital, LLC (“MAG”)

David F. Firestone (“Firestone”)

Monarch Pointe Fund, Ltd. (“MPF”)

This statement relates to the securities directly owned by Momentum Fund and MPF. MAG is the general partner of Momentum Fund and controls the investments of MPF. Firestone is the Managing Member of MAG. As a result of their control over Momentum Fund and MPF, Firestone and MAG are deemed to beneficially own the securities of Momentum Fund and MPF. Momentum Fund, MPF, MAG and David F. Firestone are referred to herein as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office, or, if None, Residence.

The business address of each of Momentum Fund, MAG and Firestone is 555 S. Flower Street, Suite 4200, Los Angeles, CA 90071. The business address of MPF is c/o Bank of Ireland Securities Services, Ltd., New Century House, International Financial Services Center, Mayor Street Lower, Dublin 1, Republic of Ireland.

Item 2(c). Citizenship.

Momentum Fund is a California limited partnership. MAG, its general partner, is a California limited liability company. Firestone is a U.S. Citizen. MPF is a corporation organized under the laws of the British Virgin Islands.

Item 2(d). Title of Class of Securities.

The title of the class of securities to which this statement relates is the common stock of the Issuer, par value $0.001 per share (the “Common Stock”).

Item 2(e). CUSIP No.

The CUSIP number is 14166U104.

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Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act
(b)	☐	Bank as defined in Section 3(a)(6) of the Act
(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	☐	Investment Company registered under Section 8 of the Investment Company Act of 1940
(e)	☒	Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
(f)	☐	Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F)
(g)	☐	Parent Holding Company, in accordance with Rule 13d-1(b)(1)(ii)(G) (Note: See Item 7)
(h)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(H).

Item 4.	Ownership.

As of December 31, 2006, Momentum Fund, MPF and MAG owned the following securities of the Issuer:

Momentum Fund owned 6,600 shares of Series C Preferred Stock (“Series C Shares”) and warrants to purchase up to 412,500 shares of Common Stock.

MPF owned 13,400 Series C Shares and warrants to purchase up to 837,500 shares of Common Stock.

Neither MAG nor David F. Firestone directly owned any securities of the Issuer.

Each Series C Share is convertible into the number of shares of Common Stock determined by dividing $100.00 by the Conversion Price at the time of conversion. The Conversion Price is equal to eighty percent (80%) of the Market Price on the conversion date, rounded to the nearest ten thousandth, provided, however that the Conversion Price shall not exceed $1.60. The Market Price is defined as the average of the lowest three intra-day trading prices of the Common Stock during the fifteen (15) trading days immediately preceding the date of conversion. The Conversion Price is subject to adjustment for stock splits and similar events as provided in the documentation governing the terms of the Series C Shares, including upon the occurrence of any Event of Default. Upon the occurrence of any Event of Default, as defined in the documentation governing the terms of the Series C Shares, the Conversion Price applicable to any future conversion shall be reduced to seventy percent (70%) of the Market Price. As of December 31, 2006, the Conversion Price was $0.20.

The documentation governing the terms of the warrants and the Series C Shares contains provisions prohibiting any exercise of the warrants or conversion of Series C Shares that would result in the Reporting Persons owning beneficially more than 9.99% of the outstanding shares of Common Stock as determined under Section 13(d) of the Securities Exchange Act of 1934. The Reporting Persons have never had beneficial ownership of more than 9.99% of the outstanding shares of Common Stock.

As of December 31, 2006, the aggregate number and percentage of class of securities identified pursuant to Item 4 beneficially owned by each person identified in Item 2(a) may be found in rows 9 and 11 of the cover pages. The percentages were based on the assumption that the Issuer had 9,207,439 shares of Common Stock outstanding as of December 31, 2006, which is the number reported by the Issuer, according to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2006, filed on December 14, 2006.

Item 5.	Ownership of Five Percent or Less of a Class.

If this Schedule is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

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Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2007 MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 14, 2007 MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
Dated: February 14, 2007 M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager	Dated: February 14, 2007 /s/ David F. Firestone David F. Firestone

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EXHIBIT A

AGREEMENT OF JOINT FILING

The undersigned hereby agree that the statement on Schedule 13G filed herewith (and any amendments thereto), is being filed jointly with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person.

Dated: February 14, 2007
MERCATOR MOMENTUM FUND, L.P. By: M.A.G. CAPITAL, LLC, its general partner By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
MONARCH POINTE FUND, LTD. By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
M.A.G. CAPITAL, LLC By: /s/ Harry Aharonian Harry Aharonian, Portfolio Manager
/s/ David F. Firestone David F. Firestone

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